Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Powers Fan Engagement Experience for the NHL’s Anaheim Ducks

Versus’ XEO technology enables the Flying V Experience at Honda Center in Anaheim, CA

LOS ANGELES, October 28, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) announced today that the company is powering the interactive in-venue fan engagement experience for the National Hockey League’s Anaheim Ducks at the team’s home games at Honda Center in Anaheim, CA. The Ducks renewed their partnership with Versus to use the XEO platform, as well as the company’s professional services, for the 2021-22 season and the 2022-23 season.

The Ducks are making their home games even more fun and engaging in 2021 and beyond for the Ducks faithful by adding Versus fan engagement technology during every game at the Honda Center. The Ducks’ industry-leading live event production and bespoke XEO platform power the innovative “Flying V Experience” presented by Cox at Ducks home games. Using Versus technology, Ducks fans can enjoy interactive games and in-venue experiences before, during, and after the game, both on their mobile devices and through the main video board displays that play over the ice in front of tens of thousands of Ducks fans every week throughout the season.

“We are thrilled to work with the Anaheim Ducks to enhance the in-stadium experience at Honda Center and make their home games more engaging and rewarding for Ducks fans. Versus is proud to work with the world’s most exciting teams, leagues, and live events to bring interactivity, engagement, and real-world rewards to fans all across the globe. We are looking forward to making Ducks home games even more fun for their fans this year, and in the years to come,” said Matthew Pierce, Founder and CEO of Versus Systems.

About Versus Systems

Versus Systems Inc. is an engagement and rewards company that makes live events, games, shows, and apps more fun to watch and play. Versus adds interactive games, polling, trivia, predictive elements, and other win conditions to existing entertainment - whether in-venue or online - making the content more contextual, personal, and rewarding. Versus works with world class sports teams, leagues, venues, entertainment companies, and other content creators to make engaging, rewarding experiences for fans all over the world. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

About Anaheim Ducks

The Anaheim Ducks were born in 1992 and played their first-ever game on Oct. 8, 1993 at Honda Center (then Arrowhead Pond of Anaheim). One of 32 NHL franchises located throughout the United States and Canada, the Ducks have played to over 90% capacity crowds in their history at the 17,174-seat Honda Center. On June 20, 2005, the Ducks franchise was purchased by Orange County residents Henry and Susan Samueli. By securing the first Stanley Cup championship in franchise history in 2007, the club also became the first team from California to win hockey’s ultimate prize. The Ducks have reached the Conference Finals five times (2003, 2006, 2007, 2015 & 2017) and the Stanley Cup Final twice (2003 & 2007). The club has won six Pacific Divisions titles in franchise history, including five straight from 2013-17.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.